02060519

Pernod Ricard

02 DEC 11 AM 9:

82-3361

SUPPL

Pernod Ricard
Sale of cider activities confirmed

Paris, December 4, 2002 – Pernod Ricard today confirmed the sale of its cider subsidiary CSR to Cidreries du Calvados La Fermiere (CCLF). The CSR subsidiary groups together all of the Pernod Ricard cider activities, including the Loïc Raison brand. The transaction will create a major force in the French cider sector.

Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 41 00 40 95
Patrick de Borredon / Investor Relations	Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York	Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com

dlw 12/18